Exhibit 99.1

ZTO Announces Substantial Completion of Independent Investigation

SHANGHAI, April 20, 2023 /PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today provided an update on the status of the previously announced independent investigation. As previously disclosed, shortly after the publication of a report issued by the short-seller firm Grizzly Research LLC (“Grizzly Research”) on March 2, 2023 (the “Initial Short Seller Report”), the audit committee of the Company’s board of directors (the “Audit Committee”) decided to conduct an independent investigation into the allegations made in the Initial Short Seller Report (the “Independent Investigation”). The Independent Investigation was conducted by the Audit Committee with the assistance of independent professional advisors, including an international law firm and forensic accounting experts from a major accounting firm that is not the Company’s auditor. The Independent Investigation also covered the allegations made in the additional short seller report published by Grizzly Research on March 17, 2023 (the “Additional Short Seller Report”). The Independent Investigation is now substantially complete. Based on findings of the Independent Investigation, the Audit Committee has concluded that the allegations in the Initial Short Seller Report and Additional Short Seller Report are not substantiated.

About ZTO

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. ZTO may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” ), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “ will,” “ expects,” “ anticipates,” “ future,” “ intends,” “ plans,” “ believes,” “ confidence,” “ estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. Further information regarding these and other risks is included in ZTO’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and ZTO assumes no obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508

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